Exhibit 99.65

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For Immediate Release:

SANDSTORM RESOURCES ANNOUNCES AN UPDATED TECHNICAL REPORT AND

PROVIDES AN UPDATE ON MINE OPERATIONS AT BRIGUS GOLD’S BLACK FOX MINE

Vancouver, British Columbia, January 6, 2011 – Sandstorm Resources Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) announces the results from a recently completed independent Technical Report (the “Report”) from Sandstorm’s partner company Brigus Gold Corp. (“Brigus”) (TSX: BRD) and its Black Fox Mine (the “Black Fox Mine”) in the Timmins Gold District, Ontario, Canada. In accordance with Sandstorm’s gold purchase agreement with Brigus, Sandstorm is entitled to purchase 12% of the life of mine gold produced from the Black Fox Mine at a per ounce price equal to the lesser of US$500 and the then prevailing market price. The Report was based on the mine operations and reserves as of October 31, 2010 and was prepared in compliance with Canadian National Instrument 43-101 (“NI 43-101”) by Wardrop Engineering Inc., a Tetra Tech Company, with assistance from the Brigus staff. All currency is reported in US dollars.

Highlights from the Black Fox Report include:

¡	Mine life of 8.6 years based on existing reserves.
¡	Processing rate of 730,000 tonnes per annum (2,000 tonnes per day (“tpd”)) and a recovery rate of 94%.
¡	Average cash operating costs of $502 per ounce ($66.94 per tonne milled)
¡	Average annual production of 104,000 ounces of gold over the next five years of production.

Potential upside exists beyond the results of the Report as it excludes anticipated extensions to the Black Fox ore body that remain open at depth and along strike.

Estimated Mineral Resources

As of October 31, 2010, Indicated Resources at Black Fox, including reserves, were estimated at 1,031,400 ounces of gold within 5.7 million tonnes of ore at an average gold grade of 5.7 grams per tonne (“g/t”). Additional Inferred Resources were estimated at 77,500 ounces of gold within 0.8 million tonnes of ore at 3.1 g/t. Follow up and infill drilling around these drill holes provides Brigus with high-priority exploration targets and a further opportunity for future resource additions. The gold mineral resource statement in the Report was reported at a 0.88 g/t cut-off grade for the open pit and at a 2.54 g/t cut-off grade for the underground.

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The resource estimate as of October 31, 2010 shows Indicated Resources, including Probable Reserves and Inferred Resources as follows:

Table 1: Estimated Gold Mineral Resources for the Black Fox Mine (at October 31, 2010)

Resources	Cutoff (g/t Au)	Classification	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Open Pit	>=0.88	Indicated	3,164,200	4.4	452,197
Open Pit	>=0.88	Inferred	667,100	2.6	55,979
Underground	>=2.54	Indicated	2,504,800	7.2	579,182
Underground	>=2.54	Inferred	115,200	5.8	21,541
Total Indicated Resources (including reserves)			5,669,000	5.7	1,031,379
Total Inferred Resources			782,300	3.1	77,520

(See footnotes for Resources and Reserves after the Reserves table)

Estimated Mineral Reserves

According to the Report, Black Fox’s estimated gold mineral reserves total 0.9 million ounces of gold within 6.4 million tonnes at an average gold grade of 4.4 g/t. The economic analysis in the Report was based on the following gold mineral reserve estimate as of October 31, 2010:

Table 2: Estimated Gold Mineral Reserves for the Black Fox Mine (at October 31, 2010)

Resources	Cutoff (g/t Au)	Classification	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Open Pit	>=0.88	Probable	3,159,800	3.2	327,920
Underground	>=2.54	Probable	2,936,000	5.9	560,008
Stockpile		Proven	352,068	1.6	18,446
Total Proven and Probable			6,447,868	4.4	906,375

Footnotes to Tables 1 and 2:

1.	Indicated Resources include Probable Reserves.
2.	Metal prices used for initial cut-off calculations are $1,150 per oz for 88% of the gold sold and $500 per oz for gold sold through the gold purchase agreement.
3.

The estimated underground reserves include 10% unplanned dilution at 0 g/t grade from the backfill and 15% planned dilution at 1 g/t from the walls for a total of 25% dilution. The estimated open pit reserves include 30% dilution at 0 g/t and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.

4.	The estimated mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	Numbers may not sum as they have been rounded in all categories to reflect the precision of the estimates.
6.	The mineral resources were estimated using the ordinary kriging method.
7.

The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method employed and equipment capabilities for each area of the mine.

8.	Contained metal in estimated reserves remains subject to metallurgical recovery losses.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
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A summary of the economic results for the base case are as follows:

Table 3: Technical Economic Results for the Black Fox Mine (at January 1, 2011)

Description	Technical Input or Result
Ore
Open Pit
Waste	31,742,315 tonnes (“t”)
Ore	3,101,515 t
Total	34,843,830 t
Grade	3.213 g/t
Contained Gold	320,370 oz
Underground
Total Development	10,166 metres
Ore	2,928,318 t
Grade	5.936 g/t
Contained Gold	558,849 oz
Mill
Ore Treated
Mill tonnes	6,248,669 t
Ore Grade	4.419 g/t
Contained Gold	887,754 oz
Recovered Gold @ 94%	834,488 oz
Revenue ($000s)
Gross Revenue	$933,241
Refining & Transportation Charges	($1,097)
Net Smelter Return	$932,144
Royalty	$0
Gross Income From Mining	$932,144
Realized Price (Gold)	$1118/oz
Operating Cost ($000s)
Open Pit Mine	($90,954)
Underground Mine	($165,391)
Ore Handling	($33,180)
Mill	($86,419)
Assay Lab	($12,033)
G&A	($30,696)
Operating Costs	($418,314)
$502/oz

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$66.94/t milled
Cash Operating Margin	$513,829
$616/oz
$82.23/t milled
Capital Cost
Open Pit	($11,747)
Underground Mine	($62,137)
Environment	($206)
Mill	($728)
Total Capital	($74,818)
Cash Flow	$439,012
(NPV 5%)	$359,386

Upside Opportunities

Brigus believes that there is significant upside opportunity for additions to reserves and resources from its ongoing exploration drilling program within the 42 square kilometre Black Fox Complex including potential extensions to the Black Fox ore body.

The Report identifies the following upside operating opportunities:

¡	Potential expansion and further optimization of the mill to enhance the gold recovery rate by expanding, or optimizing, the grinding and leaching circuit.
¡	The deposit exhibits good potential for additional resources at depth and along strike.
¡	Cut and fill stopes have been conservatively designed and in wider areas will support higher productivity and lower unit costs.
¡	Evaluation of long hole stoping methods for steeply dipping ore blocks to enhance underground mining productivity and lower mining costs.
¡	Toll processing of lower grade, open pit ore stockpiles.

Black Fox Operation Update

Following the mid-2010 merger of Linear Gold Corp. and Apollo Gold Corporation, Brigus has optimized mining operations in the open pit while simultaneously initiating underground mine development at Black Fox. To date, ongoing development of the new underground infrastructure has been slower than anticipated. Completion of the new vent raise and portal are now targeted for completion by mid-February 2011. Construction and relocation of the vent raise and portal continue to result in logistical issues that have significantly restricted ore production from the open pit. During this transitional period

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1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM

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the Black Fox Mill has continued to operate at 2,000 tpd by drawing down low-grade stockpiles (<2.0 g/t) held in inventory. During the fourth quarter of 2010, Brigus produced approximately 13,700 ounces of gold from approximately 184,000 tonnes of ore.

Brigus is committed to the completion of the underground development and near-term commencement of commercial production levels. The new vent raise and portal is nearing completion and when complete will result in the attainment of commercial production during the first quarter of 2011 and quarterly production increases over the balance of the year. The 2011 mine plan is being adjusted to reflect the updated schedule and revised guidance will be provided following completion of the portal and vent raise.

Qualified Persons

The Qualified Persons who reviewed the technical information of this news release were Richard Allan, P. Eng. and Vice President and Chief Operating Officer for Brigus and Tim Maunula, P. Geo., for Wardrop in regards to the references to the Report.

For more information on the Black Fox Mine, please visit the Brigus website at www.brigusgold.com.

ABOUT SANDSTORM RESOURCES

Sandstorm Resources Ltd. is a growth focused resource based company that seeks to complete transactions with companies that have advanced stage development projects or operating mines. By making upfront payments to its partners, Sandstorm receives gold purchase agreements (i.e. metal stream deals). Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corporation, Rambler Metals and Mining plc and Brigus Gold Corp. For more information visit: www.sandstormresources.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM

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information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in Sandstorm’s annual information form for the financial year ended December 31, 2009. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Gold Wheaton Gold Corp., Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Sandstorm President & CEO

Nolan Watson

(604) 689-0234

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMRESOURCES.COM